82-3729

HORNBACH

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 13 2006
WASH, D.C.
213

SUPPL

06014348

Bornheim, June 6, 2006

HORNBACH-Baumarkt-AG – File number 82-3729

Dear Sir or Madam,

enclosed please find our Press Release which was published on May 19, 2006 concerning the fiscal year 2005/06 for your documentation.

Kind regards,

PROCESSED
JUN 15 2006
THOMSON
FINANCIAL

pp. Judith Sommer

Enclosure

HORNBACH builds a European house

DIY stores with garden centers maintain their ground in the 2005/2006 financial year / Sales rise by almost 7 percent / As expected, earnings fall short of superb results in previous year / Forthcoming entry into Rumanian market / More than 400 jobs created

Frankfurt am Main, May 19, 2006. The HORNBACH Group, one of the largest operators of DIY megastores with garden centers in Europe, remains on course for further expansion. "We will be opening up to 13 DIY megastores with garden centers in the current financial year and the coming financial year," commented Albrecht Hornbach, Chairman of the Board of Management of HORNBACH HOLDING AG, at the annual results press conference held in Frankfurt am Main on Friday. The Group's expansion will focus on other European countries, with up to ten new store openings, most of which are scheduled to take place in 2007. "We are continuing to build our European house and are currently making detailed preparations for our entry into the Rumanian market," announced Hornbach. With the first HORNBACH store in Bucharest, which is planned to open in 2007, the company will then be represented in nine European countries. HORNBACH currently operates 124 DIY megastores with garden centers, 92 of which are in Germany.

Sales growth of 6.6 percent in the 2005/2006 financial year

The HORNBACH Group succeeded in maintaining its ground in the past 2005/2006 financial year (2.28) in spite of tough price competition and adverse weather conditions. Consolidated sales at HORNBACH HOLDING AG increased by 6.6 percent to € 2.367 billion (2004/2005: € 2.220 bn). Sales at the most important and largest operating subgroup, HORNBACH-Baumarkt-AG, which operates the DIY megastores with garden centers, rose by 6.7 percent to € 2.234 billion (2004/2005: € 2.094 bn). Like-for-like sales increased across the Group by 0.5 percent. "The growth momentum was primarily due to the international business, where we managed to surpass the high level of figures already reported for the previous year," stressed Roland Pelka, Chief Financial Officer. Like-for-like sales at the 32 international stores increased by 3.9 percent. The share of sales of the HORNBACH-Baumarkt-AG subgroup generated by the foreign DIY megastores with garden centers rose from 33 percent to 35 percent. "This dynamic development shows that our European expansion policy is exactly right. We will further increase

the international share of sales to around 40 percent in the next two to three years," announced Pelka.

The operating earnings (EBIT) of the overall Group amounted to € 91.8 million. "That is a pleasing result, even we did not quite manage to reach the superb figure of € 99.0 million reported for the previous year," remarked the CFO. Operating earnings of € 70.2 million were reported by the HORNBACH-Baumarkt-AG subgroup (2004/2005: € 91.0 million). The DIY store business had mainly suffered from weather conditions, in some cases extreme, in the cold and wet spring of 2005, and in particular from the long winter in 2005/2006. Tough pricing competition in the sector had also left its mark. HORNBACH had reduced its gross margin in order to defend its price leadership. "Our permanently low prices enabled us to hold our ground against the competition," commented Pelka. The consolidated earnings before taxes of the HORNBACH Group amounted to € 52.5 million, compared with € 61.7 million in the previous year. Annual net income amounted to € 32.0 million, as against € 36.9 million in the previous year.

Dividend to remain stable

The Boards of Management and Supervisory Boards of both publicly listed companies will be proposing the same level of dividend for the past financial year as in the previous year, i.e. € 1.14 per preference share in HORNBACH HOLDING AG (ISIN: DE0006083439) and € 0.87 per ordinary share in HORNBACH-Baumarkt-AG (ISIN: DE0006084403).

Funds released by sale and lease back of real estate

The Group once again invested heavily in its further growth in the past financial year, with investments rising to a total of € 208 million (2004/2005: € 135.0 million). This expenditure was principally financed by the sale and lease back of retail properties, as well as by the disposable operating cash flow.

In spite of the ongoing difficult situation in the construction sector, HORNBACH Baustoff Union GmbH, which operates in the builders' merchants segment, succeeded in increasing its sales by 5.3 percent to € 134.6 million and thus achieved significant improvements in its earnings performance. As a result of the positive business performance, the Board of Management is optimistic that the company will reach operating profitability in the current financial year.

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

HORNBACH as job machine

The ongoing growth of the HORNBACH Group is also reflected in a considerable increase in its personnel totals. The number of employees rose once again by 429 to reach 12,014 during the past financial year. Almost two thirds of this total are employed in Germany. "As a profitable retail company with a clear profile, we will also be creating hundreds of competitive jobs in Germany and abroad in the coming years, thus living up to our reputation as a job machine," announced Hornbach.

Qualified advice and project fairs provide added value

With regard to HORNBACH's strategy, the Chairman of the Board stated that "we live from the mission of motivating people to undertake their own DIY projects. Customers who come to our stores are not only sold DIY products or plants, but are rather helped to successfully implement a project in their flat, house or garden. Our qualified advice and interesting project fairs provide genuine added value." The core focus was on project customers. All decisive parameters, such as store size (10,600 square meters on average), product range, prices, advice and advertising, were oriented towards this core target group. "Numerous independent studies and tests, ranging from those undertaken by German Customer Monitor (Kundenmonitor Deutschland) and ServiceRating GmbH to the TV current affairs programs 'Plusminus' (ARD) and 'Markt' (WDR), have confirmed our leading position in terms of inexpensive prices, product range, quality and advice," added Albrecht Hornbach.

Optimal competitive position – focus on sustainability

The Chairman of the Board of Management of HORNBACH HOLDING AG is "not at all perturbed" by the market consolidation in the German DIY sector forecast by experts. "We have exactly the right structures and concept to enable us to emerge as victors from the crowding-out competition raging in the sector. We are not aiming for growth at all costs, but rather at a sustainable expansion strategy facilitating healthy and profitable growth in the long term."

Outlook: sales and earnings on growth course

Sales are expected to show significant growth at both the overall HORNBACH HOLDING AG Group and the HORNBACH-Baumarkt-AG subgroup during the forecast period of the 2006/2007 and 2007/2008 financial years. Moreover, earnings at the overall Group and at the subgroup are expected to increase in each of the two financial years.

Key Figures of the HORNBACH HOLDING AG GROUP

(€ million unless otherwise stated)	2005/2006	2004/2005	± %
Net sales	**2,367**	2,220	6.6
of which in other European countries	**788**	688	14.5
Like-for-like sales growth	**0.5 %**	1.5 %	
Gross margin (as % of sales)	**35.2 %**	35.9 %	
EBITDA	**180.1**	181.1	-0.5
EBIT	**91.8**	99.0	-7.2
Earnings before taxes	**52.5**	61.7	-15.0
Consolidated net income	**32.0**	36.9	-13.1
Earnings per preference share (€)	**3.40**	3.50	-2.9
Number of employees at HORNBACH Group	**12,014**	11,585	3.7
Capital expenditure	**208**	135	54.3
Total assets	**1,794**	1,762	1.8
Shareholders' equity	**559**	536	4.2
Shareholders' equity as % of total assets	**31.1 %**	30.4 %	

Key Figures of the HORNBACH-Baumarkt-AG GROUP

(€ million unless otherwise stated)	2005/2006	2004/2005	± %
Net sales	**2,234**	2,094	6.7
of which in other European countries	**788**	688	14.5
Like-for-like sales growth	**0.5 %**	1.5 %	
Gross margin (as % of sales)	**35.7 %**	36.4 %	
EBITDA	**136.7**	152.3	-10.3
EBIT	**70.2**	91.0	-22.9
Earnings before taxes	**43.6**	68.0	-35.9
Consolidated net income	**24.9**	43.3	-42.4
Earnings per share (€)	**1.64**	2.88	-43.1
Number of employees at HORNBACH Group	**11,419**	10,960	4.2
Capital expenditure	**144**	92	56.6
Total assets	**1,286**	1,274	1.0
Shareholders' equity	**415**	399	4.2
Shareholders' equity as % of total assets	**32.3 %**	31.3 %	

(Percentage changes rounded up on the basis of € 000s)

Investor Relations	Note:
Axel Müller Tel: (+49) 0 63 48/ 60 - 2444 Fax: (+49) 0 63 48/ 60 - 4299 Email: invest@hornbach.com	The annual reports of HORNBACH HOLDING AG and HORNBACH-Baumarkt-AG for the 2005/2006 financial year have been published on the internet at: **www.hornbach-group.com**